SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

Amendment No. 1

Under the Securities Exchange Act of 1934

Florida Gaming Corporation
(Name of Issuer)

Common Stock Par Value $.20 Per Share
(Title of Class of Securities)

340689 30 6
(CUSIP No.)

Phillip E. Allen
Attorney at Law
12910 Shelbyville Road
Suite 130
Louisville, Kentucky 40243
(502) 254-1213
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29-November 4, 2004
(Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule 13d-1 (b)(3) or (4), check the following box:( )

Check the following box if a fee is being paid with this Statement: ( )

CUSIP NO. 340689 30 6

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1.	NAME OF REPORTING PERSON

	W. Bennett Collett

	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X
	(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)( )

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	Number of	7.	SOLE VOTING POWER

	Shares		480,000

	Beneficially	8.	SHARED VOTING POWER

	Owned By		1,034,491

	Each	9.	SOLE DISPOSITIVE POWER

	Reporting		480,000

	Person	10.	SHARED DISPOSITIVE POWER

	With		1,034,491

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	W. Bennnett Collett beneficially owns 1,514,491 shares of common stock of Florida Gaming Corporation.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ( )

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	42%

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14.	TYPE OF REPORTING PERSON

IN

ITEM 1.	SECURITY AND ISSUER

Not Amended.

ITEM 2.	IDENTITY AND BACKGROUND.

Not Amended.

ITEM 4.	PURPOSE OF TRANSACTION

Not Amended.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER.

Item 5 is amended to read in its entirety as follows:

Florida Gaming Corporation has 3,124,698 shares of FGC Common Stock issued and outstanding.

               Freedom Financial Corporation. Freedom Financial Corporation beneficially owns 148,334 shares (4.6%) of FGC Common Stock as a result of its record and beneficial ownership of 1,000 shares of Series F Preferred Stock of Florida Gaming Corporation, which are convertible into an aggregate of 148,334 shares of FGC Common Stock. Freedom Financial Corporation also owns 200 shares of Series E Preferred Stock, but the conversion ratio of the Series E Preferred Stock into shares of FGC Common Stock is not currently ascertainable. Freedom Financial Corporation shares the power to vote and/or dispose of the 148,334 shares of FGC Common Stock with Freedom Holding, Inc. and W. Bennett Collett.

               Freedom Holding, Inc. Freedom Holding, Inc. beneficially owns 148,334 shares (4.6%) of FGC Common Stock owned of record by Freedom Financial Corporation as a result of its ownership of 100% of the shares of Freedom Financial Corporation. However, Freedom Holding, Inc. disclaims beneficial ownership of such shares. Freedom Holding, Inc. shares the power to vote and/or dispose of the 148,334 shares of FGC Common Stock with Freedom Financial Corporation and W. Bennett Collett.

               Collett Capital Corporation. Collett Capital Corporation owns of record and beneficially 886,157 shares of FGC Common Stock, which constitutes 28.6% of the issued and outstanding shares of FGC Common Stock. Collett Capital Corporation shares the power to vote and/or dispose of the 886,157 shares of FGC Common Stock with W. Bennett Collett.

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                W. Bennett Collett. W. Bennett Collett owns options to purchase 480,000 shares of FGC Common Stock, and has the sole power to vote and/or to dispose of such shares.

                W. Bennett Collett also owns beneficially 886,157 shares of FGC Common Stock as a result of his ownership of 90.2% of Collett Capital Corporation, and he shares the right to vote and/or to dispose of such shares with Collett Capital Corporation. In addition, W. Bennett Collett beneficially owns 148,334 shares of FGC Common Stock as a result of his ownership of 74.3% of Freedom Holding,Inc., and he shares the right to vote and/or dispose of such shares with Freedom Holding, Inc. and Freedom Financial Corporation.

Collectively, W. Bennett Collett owns beneficially 1,514,491 shares (42%) of FGC Common Stock; he has the sole power to vote
275,648 shares, the sole power to vote and to dispose of 480,000 shares, and he shares the power to vote or dispose of 1,034,491 shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                Item 6 is amended to add the following at the end thereof:

On October 29, 2004, Florida Gaming Corporation, and its wholly-owned subsidiary, Florida Gaming Centers, Inc., entered into a Letter Agreement with Isle of Capri Casinos, Inc. under which Florida Gaming Corporation and Florida Gaming Centers, Inc. granted Isle of Capri Casinos, Inc. the exclusive right for a period of six months to negotiate the acquisition of the business, operations and assets of Florida Gaming Centers, Inc. (the "Transaction"), and Florida Gaming Corporation and Florida Gaming Centers, Inc. agreed not to enter into any agreement or take any action that would in any way interfere with the Transaction. A copy of the Letter Agreement is attached as Exhibit 10.48 to Florida Gaming Corporation's Current Report on Form 8-K dated October 29, 2004 and is incorporated herein by reference as Exhibit 4 hereto.

On October 29, 2004, the four reporting persons herein, Freedom Financial Corporation, Freedom Holding, Inc., Collett Capital Corporation, and W. Bennett Collett, individually, entered into a Shareholder Support and Release of Lien Agreement with Isle of Capri Casinos, Inc. under which they agreed, among other things, to support the Transaction, to refrain from selling, assigning, transferring or gifting their shares of Florida Gaming Corporation to any person, to vote their shares of Florida Gaming Corporation in support of the Transaction, not to take any actions to interfere with the Transaction, and, subject to the approval of the Florida Pari-Mutuel Wagering Division, to grant Isle of Capri Casinoes, Inc. an irrevocable proxy to vote their shares of Florida Gaming Corporation in favor of the Transaction. A copy of the Shareholders Support and Release of Lien Agreement is filed as Exhibit 10.49 to Florida Gaming Corporation's Current Report of Form 8-K dated October 29, 2004 and is incorporated by reference as Exhibit 5 hereto.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is amended to add the following Exhibits at the end thereof:

Exhibit No.	Description

4.	Letter Agreement dated October 29, 2004 entered into among Florida Gaming Corporation, Florida Gaming Centers, Inc., and Isle of Capri Casinos, Inc. filed as Exhibit 10.48 to Florida Gaming Corporation's Current Report of Form 8-K dated October 29, 2004 is incorporated by reference.

5.	Shareholders Support and Release of Lien Agreement dated October 29, 2004 among Freedom Financial Corporation, Freedom Holding, Inc., Collett Capital Corporation, W. Bennett Collett, individually, and Isle of Capri Casinos, Inc. filed as Exhibit 10.49 to Florida Gaming Corporation's Current Report of Form 8-K dated October 29, 2004 and is incorporated by reference.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2004	s/W. Bennett Collett
W. Bennett Collett
Individually

COLLETT CAPITAL CORPORATION

By:s/W. Bennett Collett
W. Bennett Collett
Chairman and CEO

FREEDOM HOLDING, INC.
By:s/W.Bennett Collett
W. Bennett Collett
Chairman and CEO

FREEDOM FINANCIAL CORPORATION

By:s/W. Bennett Collett
W. Bennett Collett
Chairman and CEO

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